December 22, 2006
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
Re:     Drive Auto Receivables LLC (the “Registrant”)
To Whom It May Concern:
To the extent that the Securities and Exchange Commission provides comments to the Registrant’s Registration Statement on Form S-3 filed on the date hereof, I hereby request that a copy of such comments be provided to the following person:
Attn: Valerie A. Potenza, Esq.
Dechert LLP
30 Rockefeller Plaza, 41st Floor
New York, NY 10112
Thank you for your attention to this matter.
Sincerely,
/s/ F. John Istre, III
F. John Istre, III